Exhibit 99.1

Corporate Communications

CNH Industrial to re-measure Venezuelan currency exchange rate for US Dollars
Basildon, April 11, 2014

Based on recent changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial is changing the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Iveco truck and bus business operations financial statements in US dollars.

Effective March 31, 2014, CNH Industrial has started to use the exchange rate determined by US dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). From this date CNH Industrial is using an exchange rate of 10.7 Bs.F. to the US dollar compared with the previously used Official Exchange Rate of 6.3 Bs.F. to the US dollar.

The Company believes that the SICAD I system offers a more representative rate for many of the goods locally produced by its Iveco manufacturing operations and also for future dividend payments as the Official Exchange Rate is increasingly reserved for the purchase of goods deemed ‘essential’ by the Venezuelan Government.

As a result of this change, CNH Industrial expects to record a First Quarter 2014 pre-tax re-measurement charge of approximately US $64 million. With the SICAD I exchange rate being determined by periodic auctions, the potential exists for additional losses to be incurred on the re-measurement of the Company’s Bs.F.-denominated assets and liabilities to US Dollars.

For more information contact:
Richard Gadeselli
Tel: +44 (0)1268 292 468
Milton Rego– Media enquiries regarding CNH Industrial in Latin America
Tel: +55 112 126 2280
Email: mediarelations@cnhind.com www.cnhindustrial.com
CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

Forward Looking Statements

Certain statements contained in this press release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of CNH Industrial N.V. (the “Company” and together with the Company’s subsidiaries, the “Group”) and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Group’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which the Group operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. The Company does not undertake an obligation to update or revise publicly any forward-looking statements.